Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 333-125496

The following e-mail was sent to ScanSoft and Nuance employees on June 28, 2005:

To all employees:

As Paul and Chuck outlined in recent communications, the forthcoming merger will change the face of our two companies and help drive and grow the industry. Achieving our goal requires many critical decisions and a tremendous amount of hard work. To that end, we are pleased to announce that ScanSoft and Nuance have formally begun the integration planning process and want to provide an update on what to expect over the next few months.

To assist our organizations as we work through this important process, we have retained an experienced team of integration consultants from Deloitte and are using their formal and comprehensive integration methodology. To start, we have established an intra-company, cross-functional team, comprising members of the companies’ respective management teams, to assess the needs of the combined company, identify critical paths and issues, build actionable plans, determine anticipated synergies and oversee the eventual integration process. The attached org chart identifies the teams and provides an example of the thorough approach being applied to the process.

Accomplishments to date include:

•	Created the Integration Steering Committee that comprises members of the ScanSoft and Nuance executive teams.

•	Defined 14 integration planning teams, organized by functional areas. Each area includes a representative from each company’s management team.

•	Oriented team leaders on integration roles, guidelines, deliverables and timeframe.

•	Identified initial key processes, issues, and synergies as part of a two day workshop focused on understanding the priorities and goals of the integration.

We will be providing a bi-weekly update on the integration process and will send additional communications from the Integration Committee, as we achieve milestones and reach decisions along the way. Please feel free to contact the appropriate functional team leaders with recommendations, concerns or questions. We thank you in advance for your cooperation, assistance and patience as we work through the process.

Regards.

Larry Rowland ScanSoft CIO	Dawn Fournier ScanSoft Vice President, HR	Lynda Kate Smith Nuance CMO

on behalf the ScanSoft-Nuance Integration Steering Committee

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On June 3, 2005, ScanSoft filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a preliminary Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available as it will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the integration planning efforts, benefits and synergies of the transaction, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” or “estimates” or similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004, Nuance’s Annual Report on Form 10K for the year ended December 31, 2004 and their respective most recent quarterly reports filed with the SEC, as well as the Joint Proxy Statement/Prospectus described above. ScanSoft and Nuance disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

# ScanSoft / Nuance Integration Organization

## Integration Steering Committee

## Deal Closure Team

| | |
|---|---|
| Rich Palmer | Karen Blasing |

## Project Management Office

| | |
|---|---|
| PMO Lead<br>Gerry Dixon<br>(Deloitte) | PMO Analyst<br>Brianne Shally<br>(Deloitte) |

## Integration Advisors

| | | | |
|---|---|---|---|
| Patrick Kelly (Deloitte) | Mark Walsh (Deloitte) | Kevin Masse (Deloitte) | Helgi Bloom |

## ScanSoft Functional Integration Leads

| Lead | | |
|---|---|---|
| R&D Lead | Doug Sharp | *Vlad Sejnoha<br>Mike Phillips |
| Marketing Lead | *Peter Mahoney | Lynda Smith |
| US Sales Lead | *Steve Chambers | Glenn Cross |
| HR Lead[2] | *Erin DeStefano | Donna Taylor/<br>Robert Colaizzi |
| IT Lead | *Mike Torgersen | Larry Rowland |
| Product Marketing Lead | *Brian Eberman | Sundeep Gupta/<br>Laura Marino |
| Professional Services Lead | *Bob Wise | Leo Haasbroek |
| Intl. Sales Lead | *Peter Hauser | Glenn Cross |
| Corporate Comms Lead | *Rick Mack | Matt Keowen |
| Finance Lead | *Jerry Kent | Robert Colaizzi |
| Customer Support Lead | *Eng Yew Lee | Bob Wise /<br>Jeanne McCann |
| Legal Lead | *Jo-Anne Sinclair | Doug Neilsson |
| Operations Lead[1] | *Kristen Ellis | Robert Colaizzi |
| FY 2006 Planning | William Wen | *Anissa Pizzano |

Deloitte.

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Project Management Office ScanSoft / Nuance Integration Organization Integration Steering Committee Paul Ricci Chuck Berger Jamie Arnold Karen Blasing Steve Chambers Dawn Fournier** Jeanne McCann Rich Palmer Larry Rowland** Lynda Smith PMO Lead Gerry Dixon (Deloitte) PMO Analyst Brianne Shally (Deloitte) Integration Advisors Patrick Kelly (Deloitte) Mark Walsh (Deloitte) ScanSoft Functional Integration Leads Kevin Masse (Deloitte) *: Primary Team Lead **: Integration Champion 1: Includes Procurement, Real Estate, and Travel 2: Includes Payroll and Equity IT Lead *Mike Torgersen Larry Rowland Finance Lead *Jerry Kent Robert Colaizzi Marketing Lead *Peter Mahoney Lynda Smith Product Marketing Lead *Brian Eberman Sundeep Gupta/ Laura Marino Customer Support Lead *Eng Yew Lee Bob Wise / Jeanne McCann Professional Services Lead *Bob Wise Leo Haasbroek HR Lead2 *Erin DeStefano Donna Taylor/ Robert Colaizzi R&D Lead Doug Sharp *Vlad Sejnoha Mike Phillips US Sales Lead *Steve Chambers Glenn Cross Intl. Sales Lead *Peter Hauser Glenn Cross Helgi Bloom Deal Closure Team Rich Palmer Karen Blasing Legal Lead *Jo-Anne Sinclair Doug Neilsson FY 2006 Planning William Wen *Anissa Pizzano Corporate Comms Lead *Rick Mack Matt Keowen Operations Lead1 *Kristen Ellis Robert Colaizzi